Notice to ASX/LSE 28 November, 2022 PKKP and Rio Tinto to create Juukan Gorge Legacy Foundation The Puutu Kunti Kurrama and Pinikura (PKKP) Aboriginal Corporation and Rio Tinto have agreed to create the Juukan Gorge Legacy Foundation after signing a remedy agreement regarding the tragic destruction of two ancient rock shelters at Juukan Gorge in the Pilbara region of Western Australia in 2020. In accordance with the right to self-determination, the agreement reflects the desire of the Traditional Owners to create a foundation that supports the cultural, social, educational and economic aspirations of the group. The foundation, to be led and controlled by Traditional Owners, will also enable the delivery of broader benefits through commercial partnership opportunities. Under the agreement, Rio Tinto will provide financial support to the foundation to progress major cultural and social projects including a new keeping place for storage of important cultural materials. The agreement forms part of Rio Tinto’s commitment to remedying and rebuilding its relationship with the PKKP people. In addition to supporting the creation of the Juukan Gorge Legacy Foundation, remedy discussions have centred on agreeing a new approach to co-management of Country as well as the ongoing rehabilitation of the rock shelters and their surrounds at Juukan Gorge. Rio Tinto Chief Executive Jakob Stausholm said, “We fell far short of our values as a company and breached the trust placed in us by the PKKP people by allowing the destruction of the Juukan Gorge rock shelters. As we work hard to rebuild our relationship, I would like to thank the PKKP people, their elders, and the Corporation for their guidance and leadership in forming this important agreement.” At the request of the PKKP Aboriginal Corporation, the financial terms of the agreement will not be disclosed. EXHIBIT 99.5

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com